SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 15)*

                      Katy Industries, Inc.
                        (Name of Issuer)

           Common Stock, One Dollar ($1.00) par value
                 (Title of Class of Securities)

                            486026107
                         (CUSIP Number)

                     Philip E. Johnson, Esq.
               Bennington, Johnson, Ruttum & Reeve
                   370 17th Street, Suite 2480
                     Denver, Colorado 80202
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 29, 1994
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                        Page 1 of 7 Pages

                        AMENDMENT NO. 15
                         TO SCHEDULE 13D

          This statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc. (the "Company"). This statement is being filed in accordance with
Item 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR").

          This restated and amended statement on Schedule 13D is jointly filed by Denis H. Carroll, Philip E. Johnson, Wallace E. Carroll, Jr., Lelia Carroll, The Wallace E. Carroll Trust U/A Dated 2/1/54 F/B/O Lelia Carroll (the "LC '54 Trust"), The Lelia
H. Carroll Trust U/A Dated 3/1/55 F/B/O Lelia Carroll (the "LC '55 Trust"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '57 Trust"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Denis H. Carroll and his descendants (the "DHC '57 Trust"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Lelia Carroll and her descendants (the "LC '57 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC Jr. '58 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Denis H. Carroll and his descendants (the "DHC '58 Trust"), The Wallace E. Carroll Trust U/A Dated 5/1/58 F/B/O Lelia Carroll and her descendants (the "LC '58 Trust"), The Lelia H. Carroll Trust U/A Dated 7/12/62 (the "'62 Trust"), The Wallace E. Carroll Trust U/A Dated 1/20/61 (the "'61 Trust"), The Wallace E. and Lelia H. Carroll Trust U/A Dated 12/15/78 (the "'78 Trust"), The Wallace E. Carroll, Jr. Trust Number 1 U/A Dated 12/30/76 (the "'76 Trust Number 1"), The Wallace E. Carroll, Jr. Trust Number 2 U/A Dated 12/30/76 (the "'76 Trust Number 2"), CRL, Inc., a Delaware corporation ("CRL"), The Wallace E. Carroll Estate, The Carroll Foundation, Lelia H. Carroll, Pamela C. Crigler, Gage Partnership, Ltd., a Colorado limited partnership ("Gage Ltd."), Gage Partnership 1989, Ltd., a Colorado limited partnership ("Gage 1989"), Gage Partnership 1990, Ltd., a Colorado limited partnership ("Gage 1990"), Gage Partnership 1991, Ltd., a Colorado limited partnership ("Gage 1991"), Z Liquidation Corporation, an Illinois corporation, LeWa Company, an Illinois corporation ("LeWa"), Amelia M. Carroll, Arthur R. Miller, Brooke H. Johnson, the Marital Trust Created Under the Will of Wallace E. Carroll (the "Marital Trust"), WEC Partnership, Ltd., a Colorado partnership, and SIS Partnership, Ltd., a Colorado partnership, pursuant to a Joint 13D Filing Agreement dated as of September 1, 1992, as amended (collectively, the "Reporting Persons").

                        Page 2 of 7 Pages

Item 4.   Purpose of Transaction

          Item 4 is hereby amended as follows:

          On June 20, 1994, the Company issued a press release, filed as Exhibit OO to this amended statement, announcing that the Delaware Court of Chancery denied Pensler Capital Partners' and Herbert Mendel's application for a preliminary injunction seeking, among other things, an order requiring the Board of Directors to grant an option to Pensler to acquire 20% of the Company's Shares. The text of such press release is incorporated herein in its entirety by reference.

          On June 29, 1994, the Company issued a press release, filed as Exhibit PP to this amended statement, announcing the restructuring of the Company's Board of Directors and the payment of a special cash dividend of $14 per Share. Pursuant to the restructuring of the Board, the Company's bylaws were amended to remove the staggered term structure and the Board adopted a resolution establishing the size of the Board at twelve members each serving annual terms. In connection with the restructuring of the Board, five members of the Board resigned, Philip E. Johnson was elected Chairman and John R. Prann, Jr. was elected to the Board to fill an existing vacancy. The text of the Company's June 29, 1994 press release is incorporated herein in its entirety by reference.

Item 7.   Material to be Filed as Exhibits.

          Item 7 is hereby amended as follows:

          Exhibit OO     -    Katy Industries, Inc. Press Release
                              dated June 20, 1994.

          Exhibit PP     -    Katy Industries, Inc. Press Release
                              dated June 29, 1994.

                        Page 3 of 7 Pages

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 29, 1994



                             By:  /s/ Philip E. Johnson
                             ___________________________________
                             Philip E. Johnson, signing in his
                             individual capacity and as
                             attorney-in-fact for the Reporting
                             Persons.

                        Page 4 of 7 Pages

                                                       EXHIBIT OO

                      KATY INDUSTRIES, INC.
              ANNOUNCES DECISION OF DELAWARE COURT

ELGIN, IL June 20, 1994 -- Katy Industries, Inc. (NYSE) announced today that the Delaware Court of Chancery on Friday, June 17, 1994 denied Pensler Capital Partners' and Herbert Mendel's (Plaintiffs) application for a preliminary injunction. Plaintiffs sought in their action against Katy an order
(a) requiring the board of directors of Katy to grant an option to buy 20% of its stock to a third party for the primary purpose of diluting the voting power of an existing control block of stock, (b) requiring Katy to negotiate with Pensler,
(c) prohibiting the voting of certain shares acquired on the market by certain members of the Carroll family, (d) prohibiting Katy from making certain payments, and (e) prohibiting Katy from distributing the $14.00 per share special dividend recommended to the Board of Directors by a Special Committee in March 1994.

     Katy stated that the Court held in part "that the radical step of granting stock for the primary purpose of affecting the outcome of a shareholder vote or tender could be justified under some set of circumstances, I can see here no overreaching or palpable breach of fiduciary duty by a controlling shareholder that might justify such a protective reaction". The Court also held in part "concluding as I do above, it follows that plaintiffs have shown no gross abuse in the declaration of the special dividend, nor have plaintiffs shown any other ground for the grant of preliminary injunction at this time".

     Katy is currently studying the decision in detail and plans on reviewing its options in a Board of Directors meeting to be held in the near future. Katy had stated in a previous press release that "the Board of Directors has determined to address the declaration and payment of the special dividend promptly after a ruling by the Court not prohibiting the dividend".

     Katy Industries, Inc. is a diversified corporation with interests in industrial machinery, industrial components and consumer products.

Company contact:

Paul Kurowski, Chief Financial Officer, In Elgin at (312) 379-
1121
                        Page 5 of 7 Pages

                                                       EXHIBIT PP

                      KATY INDUSTRIES, INC.
                  SPECIAL COMMON STOCK DIVIDEND
                  OF $14.00 PER SHARE DECLARED

ELGIN, IL June 29, 1994 -- Katy Industries, Inc. (NYSE) announced today that its Board of Directors, at a Special Meeting held earlier today, declared a special cash dividend of $14.00 per share on Katy's Common Stock, payable August 19, 1994 to stockholders of record at the close of business on July 22, 1994.

     Action on the special dividend, which had initially been recommended to the Board by a special committee on March 8, 1994, had been deferred until the Delaware Court of Chancery ruled on Pensler Capital Partners and Herbert Mendel's application for a preliminary injunction. As previously reported, the Delaware Court of Chancery on Friday, June 17, 1994 denied the application for a preliminary injunction. Katy stated that the dividend will be taxable as ordinary income.

     Katy also announced the adoption of resolutions restructuring the company's Board of directors. The resolutions amended the company's by-laws eliminating the staggered term structure of the Board and reduced the size of the Board from fifteen to twelve members.

     The 1994 Annual Meeting of Katy Stockholders will be held at the Corporate Offices of Katy, 853 Dundee Avenue, Elgin, Illinois at 1:00 PM local time on August 23, 1994. Stockholders of record at the close of business on July 22, 1994 are entitled to notice of and to vote at the Annual Meeting. At the Annual Meeting, stockholders will be asked to vote on the election of directors to serve one-year terms.

                        Page 6 of 7 Pages

KATY INDUSTRIES INC.
Page 2

     Katy stated that Jacob Saliba, who retired as Chief
Executive Officer last December, resigned as Chairman but will continue to serve on the Board. Phillip E. Johnson, a director and member of the Executive Committee of Katy, was elected as Chairman to succeed Mr. Saliba.

     Katy further announced that Doyle G. Berry, Barry J.
Carroll, C. Felix Harvey, J. Stuart Hunt and Reginald N. Whitman resigned in order to facilitate the restructuring of the Board.
John R. Prann, Jr., Katy's President and Chief Executive Officer, was appointed a member of the Board.

     Katy also announced the relocation of its Corporate Offices from Elgin, Illinois to Denver, Colorado effective September 1,
1994.

     Mr. Prann said the company was grateful to Mr. Saliba for his distinguished service as Chairman and to the resigning directors for their contributions to Katy. Mr. Prann added that, as previously announced, management intends to pursue strategic acquisitions and alliances to grow the company's existing businesses.

     Katy Industries, Inc. is a diversified corporation with interests in Industrial machinery, industrial components and consumer products.

Company contact:

Paul Kurowski, Chief Financial Officer, In Elgin at (312) 379-
1121


                        Page 7 of 7 Pages